[redacted]

10026398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.P. Stewart Securities Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Trinity Hall 43 Cedar Avenue
(No. and Street)

Hamilton (City) Bermuda (State) HM12 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. Stewart (441) 295-8585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William P. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.P. Stewart Securities Limited, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Seth L. Pearlstein
Notary Public - New York
County of New York
ID #: 02PE6098244
Expiration Date: 9-8-11

Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
W.P. Stewart Securities Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of W.P. Stewart Securities Limited (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

W.P. STEWART SECURITIES LIMITED

Statement of Financial Condition

December 31, 2009

ASSETS:

Cash and cash equivalents	$	2,952,223
Receivable from clearing broker		13,040
Software (net of accumulated amortization of $1,599,642)		57,482
Marketable investment (cost $12,400)		19,820
Other assets		151,503
	$	3,194,068

LIABILITIES and SHAREHOLDER'S EQUITY:

Liabilities:		
Accrued expenses and other liabilities	$	627,085
Payable to affiliates, net		501,581
		1,128,666
Shareholder's Equity:		
Common shares, $1.00 par value; 50,000 shares authorized, issued and outstanding		50,000
Additional paid-in-capital		650,000
Retained earnings		1,365,402
		2,065,402
	$	3,194,068

The accompanying notes are an integral part of this financial statement.

W.P. STEWART SECURITIES LIMITED

Notes to Statement of Financial Condition

1. **Organization:**

W.P. Stewart Securities Limited (the "Company") is a wholly owned subsidiary of W.P. Stewart & Co., Ltd. (the "Parent"). The Company was incorporated on January 2, 1996 under the laws of Bermuda by the Office of the Registrar of Companies. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. In addition, the Company clears all transactions with and for customers of affiliates on a fully disclosed basis through a clearing broker.

2. **Summary of Significant Accounting Policies:**

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the Company is U.S. dollars.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents primarily consist of cash on hand held at accounts with the Company's clearing broker. The Company is exposed to the credit risk resulting from this concentration of cash. For net capital purposes, off-shore money market funds, carried at fair value, held at the Bermuda based bank are treated as non-allowable assets and as such the total amount of $88,912 is included in other assets at December 31, 2009.

The Company, under Bermuda law, is not required to pay any taxes in Bermuda on either income or capital gains. The Company will be exempt from taxation until at least March 2016. Accordingly, no provision for taxes has been recorded.

3. **Receivable From Clearing Broker:**

The Company conducts business with a clearing broker on behalf of its customers subject to a clearance agreement. The Company earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-payment basis. Under the clearing agreement, the Company has agreed to indemnify the clearing broker for non-performance by any customers introduced by the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At

December 31, 2009, the Company has recorded no liability with regard to this right. The Company is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed. The amount recorded as receivable from clearing broker is considered to approximate the fair value, due to its short-term nature.

With effect from January 31, 2007, under the clearing agreement, if the Company wishes to terminate such agreement prior to the end of the first three years of the agreement, and the Company provides less than the 12 months' notice that the agreement requires, the Company would be liable to the clearing broker for the average monthly revenue derived by the clearing broker from the Company during the last 12 month period times the shortfall between the termination date and the 12 month required notification period.

Also, in the event of termination prior to the end of the first three years of the clearing agreement, the Company would be liable for repayment of a forgivable loan in the amount of $500,000 plus accrued interest that was made by the clearing broker to the Company under the clearing agreement, as well as all costs and expenses of terminating the clearing agreement. The total amount of $579,010 which includes accrued interest in the amount of $79,010 is included in accrued expenses and other liabilities at December 31, 2009.

4. Software:

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company capitalizes significant costs incurred in the development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. The first phase of the system for which the software was developed was placed in service and became operational on January 18, 2005, while the second phase was placed in service and became operational on January 30, 2006. Amortization expense for the year ended December 31, 2009 was $133,956.

5. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 1/15 of aggregate indebtedness, as defined, or $100,000.

At December 31, 2009, the Company had net capital, as defined, of $1,850,444 that exceeded the required minimum net capital of $100,000 by $1,750,444. At December 31, 2009,

aggregate indebtedness totaled $1,128,666. The ratio of aggregate indebtedness to net capital was .61 to 1.

6. Related Party Transaction:

The Company earns commissions on accounts that are managed under investment agreements by its Parent and other affiliates. Substantially all of the commission revenue earned by the Company, as well as allocated expenses, are deemed to be directly related to the Company's relationship with its Parent and other affiliates. These allocated expenses from the parent and affiliates are for certain administrative, accounting and personnel services, and other operating expenses, as determined by management. As of December 31, 2009, the Company has a net payable to affiliates of $501,581. The payable to affiliates is non-interest bearing and due on demand.

7. Subsequent Event:

On February 5, 2010, the Company satisfied the requirements of the forgiveable loan in favor of its clearing broker and was released from all obligations.

The Company has evaluated subsequent events through February 25, 2010 and found no events that require disclosure in or adjustments to the financial statements other than contained in the financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
W.P. Stewart Securities Limited:

In planning and performing our audit of the financial statements and supplemental schedule of W.P. Stewart Securities Limited (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Shareholder of
W.P. Stewart Securities Limited

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of W.P. Stewart Securities Limited (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by W.P. Stewart Securities Limited, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating W.P. Stewart Securities Limited's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for W.P. Stewart Securities Limited's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries and copies of checks, noting no differences.
2. Compared the Total Revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on W.P. Stewart Securities Limited's Focus Report for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $1,034,380 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. Additionally, compared the total revenue from January 1, 2009 to March 31, 2009 with the sum of commissions and other revenue reported on the audited trial balance for that period, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
   a. Compared deduction in the amount of $637,403 for commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on line 2c(3) to total clearance fees reported on the audited Form X-17A-5 for the year ended December 31, 2009 less the clearance fees reported on W.P. Stewart Securities Limited's Focus Report for the period from January 1, 2009 to March 31,

2009. Additionally compared the commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions from January 1, 2009 to March 31, 2009 with the sum of the commissions, floor brokerage and clearance expenses reported on the audited trial balance for that period, noting no differences.

b. Compared deduction in the amount of $375 for 100% of commissions earned from transactions in treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date to supporting blotter schedules of the company, noting no differences.

c. Compared deduction in the amount of $240 for unrealized gain in marketable investment to total unrealized gain/(loss) reported on the audited Form X-17A-5 for the year ended December 31, 2009 less the total unrealized gain/(loss) reported on W.P. Stewart Securities Limited's Focus Report for the period from January 1, 2009 to March 31, 2009, noting no differences.

d. Compared deduction in the amount of $5 interest and dividend expense not in excess of interest income to total interest expense and total interest and dividend income reported on the audited Form X-17A-5 for the year ended December 31, 2009 less the total interest expense and total interest and dividend income reported on W.P. Stewart Securities Limited's Focus Report for the period from January 1, 2009 to March 31, 2009, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3 by recalculating the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $396,357 and $991, respectively, of the Form SIPC-7T, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2E of the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of W.P. Stewart Securities Limited, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049274 FINRA DEC
W P STEWART SECURITIES LIMITED
HAMILTON HM11
TRINITY HLL
43 CEDAR AVENUE
BERMUDA
BERMUDA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KACH TAM

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ ~~991~~

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (~~325~~)

7/28/09
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 666

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 666

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 666

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W.P. STEWART SECURITIES LIMITED
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CONTROLLER
(Title)

Dated the 25 day of FEBRUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,034,380
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	637,403
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	375
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Unrealized gain on investment	240
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	5
Total deductions	638,203
2d. SIPC Net Operating Revenues	$ 396,357
2e. General Assessment @ .0025	$ 991

(to page 1 but not less than $150 minimum)

W.P. STEWART SECURITIES LIMITED

STATEMENT of FINANCIAL CONDITION

As of December 31, 2009